September 7, 2005

Ms. Kathleen Collins
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Silicom Ltd. Form 20-F for Fiscal Year Ended December 31, 2004 File No. 000-23288

Dear Ms. Collins:

        On behalf of Silicom Ltd., an Israeli Company (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s report on Form 20-F for the fiscal year ended December 31, 2004 (the “Report”), transmitted by letter dated August 15, 2005 (the “Comment Letter”). For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.

Form 20-F for the Year Ended December 31, 2004

Item 15. Controls &Procedures, page 62

1.	We note that your evaluation was completed “within 90 days of the filing date of this annual report.” Tell us how you considered Section F of Release No. 33-8238, which requires that the evaluation be done “as of the end of the period” covered by the annual or quarterly reports.

Response: The Company advises the Staff that, as stated in Item 15 of the Report, the evaluation of the Company’s disclosure controls and procedures referred to the end of the period covered by the Report and the Company stated that its disclosure controls and procedures were effective “as of the end of the period covered by this report”. The Company therefore believes that the disclosure in Item 15 was correct and in compliance with Section F of the SEC’s Release No. 33-8238.

Ms. Kathleen Collins
September 7, 2005

Report of Independent Registered Public Accounting Firm, page F-1

2.	We note that for the year ended December 31, 2002, the Company’s independent public accounting firm did not audit the financial statements of the Company’s consolidated subsidiary. Tell us how you considered Article 2-05 of Regulation S-X, which requires that the report of the other auditors be included in the filing when your principal auditors rely on such work and make reference to such report. Further guidance may be found in Section 5J of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217. Also, tell us whether or not your principal auditors relied on the work of other auditors for the years ended December 31, 2003 and 2004.

Response: The Company advises the Staff that it considered both Article 2-05 of Regulation S-X and Section 5J of “International Reporting and Disclosure Issues in the Division of Corporation Finance” and that the report of McGladrey & Pullen Certified Public Accountants (the “Subsidiary’s Auditors”), relating to the financial statements of the Company’s consolidated subsidiary for the year ended December 31, 2002, was included as Exhibit 14.2 of the Report. The report by the Subsidiary’s Auditors was prepared in accordance with PCAOB Standards and does not contain limitations as to the scope of the audit performed by such auditors. Furthermore, such report does not refer to deviation from GAAP. The Subsidiary’s Auditors are registered with the PCAOB. The Company further advises the Staff that its principal auditors did not rely on the work of other auditors for the years ended December 31, 2003 and 2004.

Note 2 – Significant Accounting Policies

K. Revenue Recognition, page F-9

3.	We note from disclosure on page 13 that products are shipped to prospective customers for evaluation and qualification purposes. Describe your accounting for these arrangements and tell us when revenue is recognized. We further note that this evaluation process may entail customization of your Server Networking Cards. Tell us how you account for these customization services. If you recognize revenues for such services, then please provide your revenue recognition policy.

Response: The Company advises the Staff that revenue for evaluation and qualification purposes is recognized upon the earlier of the end of the period during which the customer may return the products, or acceptance by the customer of the shipped products. With respect to customization of the Company’s products for the specific needs of customers, the Company advises the Staff that it does not charge its customers for customization services and therefore does not recognize any revenues for such services nor does it recognize revenue from the products until such customization is completed.

Ms. Kathleen Collins
September 7, 2005

4.	We also note from disclosure on page 18 that OEMs may attempt to return unsold products. Tell us whether you offer any contingencies such as right of return, price protection, price concessions, warranties, etc., and tell us the nature of these contingencies and your accounting treatment for each. Describe significant assumptions, material changes and reasonably likely uncertainties.

Response: The Company advises the Staff that it does not offer its OEMs contingencies such as rights of return, price protection or price concessions and the Company’s standard agreements with its OEMs include provisions to such effect. With respect to the inability to return products the Company refers the Staff to the risk factor titled “The loss or ineffectiveness of our original equipment manufacturers may have a material adverse effect on our operations and financial results.” on page 5 of the Report, which includes disclosure of such matter. The Company does provide warranties for its products. The costs of such warranties are immaterial and have been accrued based on historical experience.

        We have enclosed a letter from the Company including certain acknowledgements required by the Staff in the Comment Letter.

        Kindly contact the undersigned at (972-3) 608-7726, if you have any questions or require additional information.

Very truly yours, S/David H. Schapiro David H. Schapiro

cc:	Mr. Eran Gilad Chief Financial Officer

September 7, 2005

Ms. Kathleen Collins
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Silicom Ltd. Form 20-F for Fiscal Year Ended December 31, 2004 File No. 000-23288

Dear Ms. Collins:

        Reference is made to the letter dated August 15, 2005, whereby the staff of the Division of Corporation Finance (the “Staff”) transmitted certain comments (the “Comments”) to Silicom Ltd., an Israeli Company (the “Company”), with respect to the Company’s report on Form 20-F for the fiscal year ended December 31, 2004. In connection with its responses to the Comments, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Silicom Ltd. BY: /S/ Eran Gilad Eran Gilad Chief Financial Officer